Exhibit (a)(5)(x)

FOR IMMEDIATE RELEASE

Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC Announce Settlement of the Cash Tender Offer for up to a Total of 194,651,345 Outstanding Class B Shares of Transportadora de Gas del Sur S.A.

Buenos Aires, Argentina, March 24, 2017 — On March 15, 2017, Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”) announced the completion of their previously announced tender offer (the “U.S. Offer”) for up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars).  The U.S. Offer was made in conjunction with an offer by the Offerors in Argentina for up to a total of 194,651,345 outstanding Class B Shares (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”). The offer price in the Argentine Offer is Ps. 18.39 per Class B Share, payable in Argentine pesos under the terms described in the prospectus for the Argentine Offer.

Following the announcement of the completion of the U.S. Offer, Computershare Trust Company, N.A. (the “U.S. Receiving Agent”) advised the Offerors that due to an error by the U.S. Receiving Agent 33,264 ADSs properly tendered and not validly withdrawn were not included in the original report furnished to the Offerors on March 15, 2017. The additional ADSs bring the total number of ADSs tendered and not withdrawn to 42,117.542762, not 8,853.542762 as previously announced.  As a result, 42,117.542762 ADSs and no Class B Shares were validly tendered and not withdrawn in the U.S. Offer and 4,003 Class B Shares were validly tendered in the Argentine Offer, representing an aggregate of 214,590.71381 Class B Shares (including Class B Shares underlying ADSs). Because the number of Class B Shares (including Class B Shares underlying ADSs) tendered in the Offers did not exceed the aggregate number of Class B Shares that the Offerors offered to purchase in the Offers, no proration was required. All conditions to the U.S. Offer having been satisfied, including the completion of the Argentine Offer, the Offerors accepted for purchase and intend to promptly pay for in accordance with the terms of the U.S. Offer, all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the U.S. Offer.

NOTICE TO INVESTORS ABOUT THE OFFER:

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.

CONTACT:

Investors:
Innisfree M&A Incorporated
Scott Winter / Jonathan Salzberger / Nydia Ramos
Class B Shareholders or ADS Holders Call Toll-Free: (888) 750-5834
Bankers and Brokers Call Collect: (212) 750-5833